UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRIMO WATER CORPORATION

(Name of Subject Company)

PRIMO WATER CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74165N105

(CUSIP Number of Class of Securities)

David J. Mills

Chief Financial Officer

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

(336) 331-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Sean M. Jones

K&L Gates LLP

300 S. Tryon Street, Suite 1000

Charlotte, NC 28202

(704) 331-7406

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Primo Water Corporation, a Delaware corporation (“Primo” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2020, as amended by Amendment No. 1 filed with the SEC on February 10, 2020 and Amendment No. 2 filed with the SEC on February 18, 2020 (as amended, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Fore Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Cott Corporation (“Cott”), as disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended, the “Schedule TO”), filed by Cott and Purchaser with the SEC on January 28, 2020, pursuant to which Cott and Purchaser have offered to acquire all of the issued and outstanding shares of Primo common stock in exchange for the following consideration, for each share validly tendered and not properly withdrawn, at the election of the holder:

(i)	$14.00 in cash,

(ii)	1.0229 Cott common shares, no par value per share, plus cash in lieu of any fractional Cott common shares, or

(iii)	$5.04 in cash and 0.6549 Cott common shares,

in each case, without interest and less any applicable taxes required to be deducted or withheld in respect thereof and subject to proration procedures as applicable.

The terms and conditions of the offer are set forth in Cott’s prospectus/offer to exchange (the “offer to exchange”), which is part of a Registration Statement on Form S-4 that Cott filed with the SEC on January 28, 2020, as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on February 7, 2020 (as amended and supplemented, the “Form S-4”), and the related letter of election and transmittal, which together, along with any amendments or supplements thereto, constitute the “offer.”

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the ninth and tenth paragraphs under the heading “Tender Offer” with the following:

“Purchaser commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”)) the offer on January 28, 2020. The offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of the day on February 25, 2020. On February 26, 2020, Purchaser extended the expiration of the offer to 5:00 p.m., New York City time, on February 28, 2020, unless the offer is further extended withdrawn or varied, in order to allow additional time for the satisfaction of the closing conditions under the merger agreement, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On February 26, 2020, Purchaser issued a press release announcing the extension of the offer, which is filed as Exhibit (a)(5)(O) to this Schedule 14D-9.

Tendered Primo shares may be withdrawn at any time prior to the expiration date. Additionally, if Purchaser has not agreed to accept the shares for exchange prior to February 28, 2020, Primo stockholders may thereafter withdraw their shares from tender at any time after such date until Purchaser accepts the shares for exchange. Once Purchaser accepts shares for exchange pursuant to the offer, all tenders not previously withdrawn become irrevocable.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by replacing Exhibit (a)(4) with Exhibits (a)(4)(A) and (a)(4)(B) and adding Exhibit (a)(5)(O) as set forth below:

Exhibit No.	Description

(a)(4)(A)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to Cott’s Registration Statement on Form S-4 filed on February 7, 2020)

(a)(4)(B)	Prospectus (incorporated by reference to Cott’s filing pursuant to Rule 424(b)(3) on February 18, 2020)

(a)(5)(O)	Press release issued by Cott dated February 26, 2020 (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 1 to Cott’s Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIMO WATER CORPORATION

By:	/s/ David J. Mills
Name:	David J. Mills
Title:	Chief Financial Officer

Dated: February 26, 2020